

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

February 5, 2008

<u>VIA U.S. MAIL and FACSIMILE</u>

John R. Considine
Chief Financial Officer
Becton, Dickenson and Company
1 Becton Drive
Franklin Lakes, NJ  07417-1880

> **RE:  Becton, Dickenson and Company**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed November 23, 2007**
> **File No. 001-04802**

Dear Mr. Considine:

We have reviewed your response dated January 30, 2008 and related filings and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended December 31, 2007

1.      Please ensure that you have filed complete exhibits with all attachments.  For
        example, it appears that exhibits to exhibit 10(r) are missing.

2.      When you amend your periodic reports, please set forth the complete text of each
        item, as amended.  For example, when you amend Part II Item 6 of Form 10-Q,
        you should include a complete index of exhibits required by Item 601 of
        Regulation S-K.  See Rule 12b-15.

Form 8-K dated January 24, 2008

Exhibit 99.1

3.      Please note that item 10(e)(1)(i) of Regulation S-K requires that whenever one or
        more non-GAAP financial measures are included in a filing with the Commission
        the registrant must include a presentation, with equal or greater prominence, of
        the most directly comparable financial measure or measures calculated and
        presented in accordance with Generally Accepted Accounting Principles (GAAP).
        We see that the two bullet points in the headline of your news release discusses
        first-quarter earnings per share from continuing operations, excluding specified
        item, and earnings per share guidance, excluding specified items without a
        discussion of their directly comparable GAAP financial measure.  Please tell us
        how your presentation meets the requirements of Item 10.


        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your response that keys your responses to our comments and provides
any requested information.  Detailed cover letters greatly facilitate our review.  Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Russell Mancuso at (202) 551-3617 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3604 with any questions.

Sincerely,


Gary Todd
Reviewing Accountant